Exhibit 99.1

Four Seasons Education Appoints MBP as its Independent Registered Public Accounting Firm

SHANGHAI, December 3, 2021 (PRNewswire) – Four Seasons Education (Cayman) Inc. ("Four Seasons Education" or the "Company") (NYSE: FEDU), a leading Shanghai-based education company, today announced that the Company appointed Marcum Bernstein & Pinchuk LLP (“MBP”) as the Company’s independent registered public accounting firm for its fiscal year ending February 28, 2022. At the same time, the Company and Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) have mutually agreed to terminate Deloitte's appointment as the Company’s independent registered public accounting firm, effective immediately.

The Company’s decision to replace Deloitte with MBP was approved by the Audit Committee and the Board of Directors of the Company.

Deloitte was engaged as the Company’s independent registered public accounting firm since 2017. Deloitte’s report on the Company’s consolidated financial statements as of February 29, 2020 and February 28, 2021 and for each of the two years in a period ended February 28, 2021 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. During the two most recent fiscal years ended February 28, 2021, and up to the interim period before Deloitte's dismissal, there were (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, and (ii) no “reportable events” (as defined in Item 16F(a)(1)(v) of Form 20-F) other than the material weakness reported in Item 15 of the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission on July 2, 2021.

During the Company’s two most recent fiscal years ended February 28, 2021, and any subsequent interim period prior to the engagement of MBP on December 3, 2021, neither the Company nor anyone acting on its behalf consulted with MBP on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company by MBP that MBP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company is working closely with both Deloitte and MBP to ensure a seamless transition.

The Audit Committee and the Board of Directors of the Company would like to express their sincere gratitude to Deloitte for its high quality services rendered to the Company over the past years.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to deliver a satisfactory learning experience and improving their academic performance, PRC regulations and policies relating to the education industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F.

About Four Seasons Education (Cayman) Inc.

Four Seasons Education (Cayman) Inc. is a leading Shanghai-based education company dedicated to providing comprehensive educational services. The Company’s vision is to unlock students’ intellectual potential through high quality and effective education that can profoundly benefit students. The Company’s proprietary educational service offerings are designed to cultivate students’ interests and enhance their cognitive and logical thinking abilities. The Company’s faculty is led by a group of experienced senior educators, including recognized scholars and award-winning teachers. Over the years, the quality of the Company’s educational services has been demonstrated by its student outstanding performance.

For investor and media inquiries, please contact:

In China:

Four Seasons Education (Cayman) Inc.

Olivia Li

Tel: +86 (21) 6317-6678

E-mail: IR@fsesa.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: fourseasons@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: fourseasons@tpg-ir.com